                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                              Ark Restaurants Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   040712-10-1
                                 (CUSIP Number)

                                  Arthur Zankel
                               535 Madison Avenue
                               New York, NY 10022
                                  212-421-7250
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 19, 2003
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   040712-10-1                 13D                   Page 2 of 4


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Arthur Zankel

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


                                                         PF

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]




--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                         US

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                    202,500

  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER                  -0-
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER               202,500

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER             -0-
    WITH


CUSIP    040712-10-1                                        Page 3 of 4

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                      202,500

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                      6.37%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                                                      IN

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

This statement relates to the common stock, $.01 par value, of Ark Restaurants Corp., 85 Fifth Avenue, New York, NY 10003.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)        Arthur Zankel

     (b)        535 Madison Avenue, New York, NY 10022

     (c)        Fund Manager, High Rise Capital Management LP

     (d) During the last five years he has not been convicted in any criminal proceeding.

     (e) During the last five years he has not been a party to a civil proceeding as a result of which he was or is subject to the federal securities laws.

     (f)        U.S. Citizen

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.



--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.


--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a) 202,500   shares              6.37%

     (b) sole voting power:            202,500 shares

CUSIP     040712-01-1                                  Page 4 of 4


                sole dispositive power:       202,500 shares

     (c) Mr. Zankel effected the following sale transactions during the past sixty (60) days:

                     Amt. of                 Price
    Trade Date      Securities              Per Share
    11/19/03            1,500               $12.75
    11/28/03            1,500               $12.75
    12/03/03            4,000               $12.765
    12/08/03            3,000               $12.75
    12/11/03            2,400               $12.765
    12/12/03            1,900               $12.75
    12/18/03            3,000               $12.75
    12/19/03            2,700               $12.75

All trades were transacted on the NASDAQ Over the Counter Market
-----------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                None
-----------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

                None

-----------------------------------------------------------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 14, 2004



                                             /s/ Arthur Zankel
                                             -----------------
                                             (Signature)
                                             Arthur Zankel



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).